UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485 and 333-277594), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 2, 2025, PainReform Ltd. (the “Company”) filed a prospectus supplement dated January 2, 2025, with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company increased the aggregate offering price of the ordinary shares that it may offer and sell pursuant to the At-the-Market Offering Agreement that the Company entered into with H.C. Wainwright & Co., LLC on October 16, 2024 to up to $4.0 million.

The offer and sale of the ordinary shares will be made pursuant to a shelf registration statement on Form F-3 and the related prospectus (File No. 333-282264) filed by the Company with the SEC on September 20, 2024, and declared effective by the SEC on October 3, 2024, as supplemented by a prospectus supplement dated October 16, 2024, filed with the SEC pursuant to Rule 424(b) under the Securities Act, as further supplemented by prospectus supplement January 2, 2025, filed with the SEC pursuant to Rule 424(b) under the Securities Act.

A copy of the opinion of Doron, Tikotzky, Kantor, Gutman, Amit, Gross & Co. relating to the offer and sale of the ordinary shares is attached as Exhibit 5.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Doron, Tikotzky, Kantor, Gutman, Amit, Gross & Co.

23.1	Consent of Doron, Tikotzky, Kantor, Gutman, Amit, Gross & Co. (included in Exhibit 5.1)

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PAIN REFORM LTD.

Date: February 26, 2025	By:	/s/ Ehud Geller
Ehud Geller
Executive Chairman of the Board and Interim Chief Executive Officer